Exhibit (a)(1)(L)

To:	All Maxim Employees

Subject:	Important Reminder Regarding the Stock Option Repurchase Offer for Cash; Other Important Changes to the Offer

We wanted to send you this notice to remind you that the deadline of December 8, 2008 (12:00 Midnight, Eastern Standard Time) is approaching for you to elect to participate in the stock option repurchase program. If you wish to participate in the offer to tender your eligible options, you must log into Maxim’s secured, external website (the “Offer Website”) and follow the directions listed there: https://maxim-ic-tender.equitybenefits.com.

Maxim has also made an important change to the offer. This email supersedes the email regarding the offer sent to you on November 26, 2008 in its entirety. With the latest change, Maxim employees who are officers holding the title of Vice President or above will not be eligible to participate in the offer. All non-officer employees who hold eligible options will be eligible to participate in the offer. All employees participating in the offer will be paid in full promptly following the expiration of the offer. Assuming the offer expires on December 8, 2008, all participating employees, regardless of their location (whether in the U.S. or outside), should expect to receive payment on December 18, 2008.

The offering materials describing the offer have been revised to reflect this change, and they can be accessed, along with the election form needed to accept the offer, on the Offer Website at https://maxim-ic-tender.equitybenefits.com.

As a reminder, Maxim’s offer to purchase Eligible Options is currently scheduled to expire at 12 p.m. Eastern Time on Monday, December 8, 2008. If you have already properly tendered your eligible options and wish to continue to participate in the offer, you do not need to take any further action.

We make no recommendations as to whether you should participate in and accept the option repurchase offer. As further set forth in the introductory pages of the offering material entitled “Offer to Purchase Eligible Stock Options,” the offer, including any amendment thereto, has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the offer or upon the accuracy or adequacy of the information contained in the offering materials. Participation in the offer is entirely voluntary.

If you have any questions about the offer, please refer to the offering materials posted on the Offer Website (https://maxim-ic-tender.equitybenefits.com).

Sincerely,

/s/ Bruce Kiddoo
Bruce Kiddoo Chief Financial Officer